UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: March 31, 2017

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ballantyne Strong, Inc.

Full Name of Registrant

Former Name if Applicable

11422 Miracle Hills Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68154

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the preparation of its Form 10-Q for the quarter ended March 31, 2017, management of Ballantyne Strong, Inc. (the “Company”) identified two misstatements in the Company’s previously issued consolidated financial statements for the fiscal year ended December 31, 2016. The first misstatement related to approximately $477,000 of maintenance service revenue that was pre-billed at a customer’s request, but related to services not completed by December 31, 2016. This revenue was improperly recognized during the year ended December 31, 2016. The Company continues to evaluate revenue recognition for maintenance services as of December 31, 2016. The second misstatement related to earnings at one of the Company’s Canadian subsidiaries that would be subject to a withholding tax if repatriated to the U.S. The Company improperly excluded earnings to the extent of certain intercompany loans between its Canada and U.S. entities from its provision for deferred income taxes, resulting in an understatement of deferred income tax expense of approximately $238,000.

On May 9, 2017, the Company’s management and the Audit Committee of its Board of Directors decided to file an amended Form 10-K for the year ended December 31, 2016, to restate the Company’s Consolidated Balance Sheet as of December 31, 2016, and the related Consolidated Statement of Operations, Consolidated Statement of Comprehensive Income (Loss), Consolidated Statement of Stockholders’ Equity and Consolidated Statement of Cash Flows for the year then ended to correct the misstatements described above. The amended Form 10-K with restated consolidated financial statements will need to be completed before the Company can present the condensed consolidated financial statements required in the Form 10-Q for the quarter ended March 31, 2017. Because the decision to amend the Form 10-K occurred the day before the Form 10-Q due date, the amended Form 10-K could not be completed before the Form 10-Q due date. Therefore, the filing of the Company’s Form 10-Q for the quarter ended March 31, 2017 could not be completed within the prescribed time period. The Company expects to file its Form 10-Q for the quarter ended March 31, 2017 promptly after the restatement is concluded.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jurgita Ashley	(216)	566 - 8928
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No[  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ballantyne Strong, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2017	By:	/s/ Lance V. Schulz
Lance V. Schulz
Senior Vice President, Chief Financial Officer